


AiPEXAR

An AI Powered US Equity Adjusted Total Return Index

Monthly Performance Report - October 2025

About AIPEXAR

HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Adjusted Total Return Index ("AiPEXAR"). AiPEXAR is comprised of Large and Mid Cap U.S. publicly traded companies, selected monthly based on a 3-step selection process that utilizes objective artificial intelligence to dynamically select the underlying constituents. This investment process is intended to provide growth through a variety of market conditions. AiPEXAR is a total return index with a 5.0% per annum adjustment factor.

Performance: Historical & Simulated*



Index Overview

Website	http://aipexar.gbm.hsbc.com/AiPEXAR.html
Bloomberg Ticker	AIPEXAR Index
Geographical Focus	United States
Launch Date	7/14/2021
Type of Return	Adjusted Return
Index Sponsor	EquBot, Inc.
Index Calculation Agent	Solactive AG
Adjustment Factor	5.0% per year

Index Performance: Historical & Simulated*

Index returns as of 10/31/2025

YTD	13.77%
1Y	17.40%
3Y	57.41%
5Y	68.52%
10Y	169.66%
10Y Volatility	18.66%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 10/31/2025

Top 10 Holdings: As of 10/31/2025

	Index Weight(%)	Sector
NVIDIA CORP	7.77%	Electronic Technology
MICROSOFT CORP	7.27%	Technology Services
APPLE INC	3.99%	Electronic Technology
ALPHABET INC-CL A	3.54%	Technology Services
AMAZON.COM INC	2.39%	Retail Trade
ROPER TECHNOLOGIES INC	2.21%	Technology Services
META PLATFORMS INC	1.85%	Technology Services
REDDIT INC	1.84%	Technology Services
TESLA INC	1.79%	Consumer Durables
ADVANCED MICRO DEVICES	1.78%	Electronic Technology
Total	34.42%	

Annual Index Performance: Historical & Simulated*

2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
21.4%	4.4%	22.2%	37.6%	21.0%	2.7%	10.6%	22.3%	-5.5%	28.0%	14.2%	20.6%	-24.3%	17.7%	19.7%

Source: Solactive, EquBot, HSBC, Bloomberg, from 4/27/2006 to 10/31/2025



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration No. 333-277211
November 04, 2025

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	4.19%	2.98%
Consumer Services	3.07%	2.64%
Electronic Technology	22.55%	24.40%
Finance	10.18%	14.07%
Health Technology	6.90%	7.42%
Producer Manufacturing	3.57%	3.88%
Retail Trade	5.82%	7.44%
Technology Services	27.68%	21.43%
Transportation	2.39%	1.50%
Utilities	2.32%	2.33%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.10%	-0.14%
Consumer Services	-0.15%	-0.19%
Electronic Technology	1.97%	2.39%
Finance	-0.39%	-0.08%
Health Technology	0.32%	0.34%
Producer Manufacturing	0.21%	0.27%
Retail Trade	0.22%	0.29%
Technology Services	0.31%	-0.05%
Transportation	-0.00%	0.18%
Utilities	0.04%	0.06%

■ Portfolio ■ Solactive US Large & Mid Cap Index

